UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Ooma, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

683416101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 683416101

1	NAMES OF REPORTING PERSONS: Eric B. Stang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 765,620[1]
	6	SHARED VOTING POWER 154,189
	7	SOLE DISPOSITIVE POWER 765,620[1]
	8	SHARED DISPOSITIVE POWER 154,189
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,809
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes (i) 15,272 shares of unvested restricted stock that are subject to a lapsing right of repurchase in the Issuer’s favor upon Mr. Stang’s cessation of service on the date 60 days after December 31, 2015; and (ii) 7,916 shares issuable upon exercise of options within 60 days after December 31, 2015.

Item 1

(a) Name of Issuer:

Ooma, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1880 Embarcadero Road, Palo Alto, CA 94303

Item 2

(a) Name of Persons Filing:

Eric B. Stang

(b) Address of Principal Business Office or, if none, Residence:

1880 Embarcadero Road, Palo Alto, CA 94303

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock, par value $0.0001

(e) CUSIP Number:

683416101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

919,809 shares of common stock. This amount includes: (i) 15,272 shares of unvested restricted stock that are subject to a lapsing right of repurchase in the Issuer’s favor upon Mr. Stang’s cessation of service on the date 60 days after December 31, 2015; (ii) 7,916 shares issuable upon exercise of options within 60 days after December 31, 2015; and (iii) 154,189 shares held by Eric B. Stang, as trustee of The Stang Family 2014 Grantor Retained Annuity Trust.

(b)	Percent of class:

The common stock represents approximately 5.38% of the Issuer’s common stock, based on 17,080,134 issued and outstanding shares of common stock of the Issuer as of December 31, 2015.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	765,620

(ii)	Shared power to vote or to direct the vote	154,189

(iii)	Sole power to dispose or to direct the disposition of	765,620

(iv)	Shared power to dispose or to direct the disposition of	154,189

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a) Not applicable.

(b) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIC B. STANG
February 9, 2016
Date
/s/ Eric B. Stang
Signature